As filed with the Securities and Exchange Commission on May 26, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

Under

The Securities Act of 1933

OCCAM NETWORKS, INC.

(Exact name of Registrant as specified in its charter)

Delaware	77 Robin Hill Road Santa Barbara, CA 93117	77-0442752
(State or other jurisdiction of incorporation or organization)	(Address of principal executive offices)	(I.R.S. Employer Identification Number)

RESTRICTED STOCK GRANT AGREEMENT

2000 STOCK INCENTIVE PLAN

Christopher B. Farrell

Chief Financial Officer

Occam Networks, Inc.

77 Robin Hill Road

Santa Barbara, CA 93117

(805) 692-2900

(Name, address, and telephone number, including area code, of agent for service)

Copy to:

Thomas C. DeFilipps

Robert F. Kornegay

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Maximum Amount to be Registered		Proposed Maximum Offering Price Per Share		Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock ($0.001 par value) Issued under a Restricted Stock Grant Agreement	10,967		$11.20	(1)	$122,830.40	$13.15
Common Stock ($0.001 par value) To be issued under the 2000 Stock Incentive Plan	448,837	(2)	$18.25	(3)	$8,191,275.25	$876.47

(1)	Computed in accordance with Rule 457(h) under the Securities Act of 1933, as amended (the “Securities Act”). Such computation is based on the fair value of such shares based on the average of the high and low sales price of a share of the registrant’s common stock as reported by the OTC Bulletin Board on September 12, 2005, the date of issuance, of $11.20 per share covering 10,967 restricted shares issued pursuant to a restricted stock grant agreement between the registrant and one of its executive officers.
(2)	Pursuant to Rule 416 under the Securities Act, this registration statement shall also cover any additional shares of the registrant’s common stock that become issuable under the registrant’s 2000 Stock Incentive Plan by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the registrant’s receipt of consideration that results in an increase in the number of the registrant’s outstanding shares of common stock.
(3)	The exercise price of $18.25 per share is estimated in accordance with Rule 457(c) under the Securities Act solely for the purpose of computing the amount of the registration fee and is equal to the average of the high and low sales price of a share of the registrant’s common stock as reported by the OTC Bulletin Board on May 22, 2006.

With respect to shares hereby registered under the 2000 Stock Incentive Plan, the registrant’s Registration Statement on Form S-8 as filed with the Commission on June 23, 2000 (File No. 333-39928), Registration Statement on Form S-8 as filed with the Commission on February 13, 2001 (File No. 333-55520), Registration Statement on Form S-8 as filed with the Commission on June 24, 2002 (File No. 333-91072), Registration Statement on Form S-8 as filed with the Commission on August 15, 2003 (File No. 333-108009), Registration Statement on Form S-8 as filed with the Commission on April 4, 2005 (File No. 333-123816) and Registration Statement on Form S-8 as filed with the Commission on May 16, 2005 (File No. 333-124969), collectively referred to as the “Prior Form S-8s”, are incorporated herein by reference. Unless otherwise specified, capitalized terms herein shall have the meanings ascribed to them in the Prior Form S-8s.

The registrant is registering 448,837 shares of its common stock under this Registration Statement which are reserved for issuance under the registrant’s 2000 Stock Incentive Plan. Under the Prior Form S-8s, the registrant previously registered 2,024,245 shares of its common stock for issuance under the 2000 Stock Incentive Plan.

All share numbers set forth in this Registration Statement reflect a 1-for-40 reverse stock split of the Company that was effective on March 10, 2006.

* * * * * *

PROSPECTUS

10,967 Shares

OCCAM NETWORKS, INC.

Common Stock

This Prospectus relates to 10,967 shares of common stock (the “Shares”) of Occam Networks, Inc. (the “Company” or “Occam”), which may be offered from time to time by a certain stockholder of Occam (the “Selling Stockholder”) for his own account. We will receive no part of the proceeds from sales made hereunder. The Shares were acquired by the Selling Stockholder pursuant to a restricted stock grant agreement between Occam and the Selling Stockholder, who is one of our executive officers. The Shares may be offered by the Selling Stockholder from time to time in one or more transactions in the over-the-counter market at prices prevailing therein, in negotiated transactions at such prices as may be agreed upon, or in a combination of such methods of sale. See “Plan of Distribution.” The price at which any of the Shares may be sold, and the commissions, if any, paid in connection with any such sale, are unknown and may vary from transaction to transaction. The Selling Stockholder will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with the registration and offering that are not borne by the Selling Stockholder will be borne by Occam. None of the Shares have been registered prior to the filing of the Registration Statement on Form S-8/S-3 (herein, together with all amendments and exhibits, referred to as the “Registration Statement”) of which this Prospectus is a part.

Occam’s common stock is traded on Over-the-Counter (OTC) Bulletin Board under the symbol “OCNW.” On May 25, 2006, the closing price for Occam’s common stock was $18.15 per share.

This offering involves material risks. See “ Risk Factors” on page 4 for a discussion of factors that should be considered by prospective investors of the shares offered by this Prospectus.

The Securities and Exchange Commission (the “Commission”) may take the view that, under certain circumstances, the Selling Stockholder and any broker-dealers or agents that participate with the Selling Stockholder in the distribution of the Shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act. See “Plan of Distribution.”

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES

AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR

HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE

SECURITIES COMMISSION PASSED UPON THE ACCURACY OR

ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION

TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is May 26, 2006

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with different information. No dealer, salesperson, or other person is authorized to provide any information or to make any representation on behalf of Occam that is not contained in this prospectus. You must not rely on any unauthorized information or representation. This prospectus is an offer to sell only the securities offered by this prospectus under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this prospectus is accurate only as of the date of this prospectus, regardless of the date of delivery of this prospectus or of any sales of these securities. This prospectus may be used only in jurisdictions where it is legal to sell these securities.

OCCAM NETWORKS, INC.

We develop, market and support innovative broadband access products designed to enable telecom service providers to offer bundled voice, video and data, or Triple Play, services over both copper and fiber optic networks. Our Broadband Loop Carrier, or BLC, is an integrated hardware and software platform that uses Internet Protocol, or IP, and Ethernet technologies to increase the capacity of local access networks, enabling our customers to deliver advanced services, including voice-over-IP, or VoIP, IP-based television, or IPTV, and high-definition television, or HDTV. To date, we have shipped our BLC platform to over 160 customers.

Telecom service providers are facing intense competition from cable operators, many of which now offer VoIP and high-speed data services bundled with video. In addition, they face growing competition from specialized VoIP service providers and wireless operators. To retain subscribers and sustain revenue, many telecom service providers are deploying Triple Play services. However, traditional telecom access networks, which were designed to carry low-capacity voice calls, cannot viably deliver IPTV and other bandwidth-intensive services. To address this limitation, service providers are seeking to deploy packet-based technologies, including IP, Ethernet and softswitching, to increase the capacity and efficiency of their local access networks.

Our BLC platform features an innovative IP/Ethernet architecture that natively supports IPTV, VoIP and other forms of IP-based services. Our platform simultaneously supports traditional voice services, enabling our customers to leverage their existing networks and migrate to IP without disruption. The modular design of our system allows our customers to implement our solution with minimal upfront investment, and add features and capacity as needed. Our BLC platform is economical for low-capacity sites, but can scale to support tens of thousands of subscribers from a single site in the network. With the recent introduction of our active Gigabit Ethernet fiber-to-the-premises, or FTTP, blade, our customers have the flexibility to adopt either copper or fiber optic access technologies.

We believe that we were the first company to introduce a BLC product featuring an IP/Ethernet architecture, and that we have established a broad customer base ahead of many of our competitors. We have capitalized on our leadership position by providing focused customer service and continually enhancing our platform with hardware and software features to address our customers’ evolving needs and stringent performance requirements. In addition to providing increased bandwidth, our products provide incremental value by offering software-based features to improve the quality, resiliency and security of Triple Play services. We believe our unique combination of telecom and data networking expertise provides a distinct advantage as we assist our customers in the migration to end-to-end IP-based networks.

Our direct sales efforts are focused on the independent operating company, or IOC, segment of the telecom service provider market. We believe there are more than 1,100 IOCs in North America, primarily in rural and suburban regions. We target IOCs because, in our experience, they quickly adopt new technologies and are more willing to purchase from focused suppliers like us. In addition, many IOCs need to upgrade their local access networks to address population growth and increased demand for broadband services.

We believe the IOC segment is in the early stages of a significant upgrade cycle to implement packet-based access technologies, and we will continue focusing our direct sales efforts on this market. We also plan to prudently expand our sales efforts towards larger telecom service providers and international operators, in cooperation with third parties and directly. To date, we have formed distribution relationships with Tellabs and Tekelec to extend our market presence in these segments. We believe this strategy will enable us to expand our addressable market while focusing resources on product development and our other core strengths.

Corporate Information

We are the successor corporation of the May 2002 merger of Occam Networks, Inc., a private California corporation, with Accelerated Networks, Inc., a publicly-traded Delaware corporation. Occam Networks was incorporated in California in July 1999. Accelerated was incorporated in California in October 1996 under the name “Accelerated Networks, Inc.,” and was reincorporated in Delaware in June 2000. The May 2002 merger of these two entities was structured as a reverse merger transaction in which Accelerated Networks succeeded to the business and assets of Occam Networks. In connection with the merger, Accelerated changed its name to Occam Networks, Inc., a Delaware corporation. Unless the context otherwise requires, references in this prospectus to “Occam Networks,”

“Occam,” “we,” “us,” or “our” refer to Occam Networks, Inc. as a Delaware corporation and include the predecessor businesses of Occam, the California corporation, and Accelerated Networks. Occam, the California corporation, as a predecessor business or corporation, is sometimes referred to in this prospectus as “Occam CA.”

Our principal executive offices are located at 77 Robin Hill Road, Santa Barbara, California 93117. Our telephone number at that address is (805) 692-2900. Our website is www.occamnetworks.com. The contents of our website are not incorporated by reference into this prospectus. Occam is a trademark of Occam Networks, Inc. This prospectus also includes other trademarks of Occam.

Underwritten Offering

On May 19, 2006, we filed a Registration Statement on Form S-1 with the U.S. Securities & Exchange Commission relating to a proposed underwritten offering of 2,750,000 shares of our common stock by us, 1,500,000 shares of common stock by certain selling stockholders and up to an additional 637,500 shares of common stock subject to an over-allotment option granted by the selling stockholders. The Registration Statement relating to the underwritten offering has not yet become effective. The securities to be offered thereby may not be sold nor may offers to buy be accepted prior to the time such Registration Statement becomes effective.

The 10,967 shares of common stock offered by this Prospectus are independent and unrelated to the underwritten offering. The Selling Stockholder under this Prospectus is expected to enter into a Lock-Up Agreement that, subject to specified exceptions, will prevent such stockholder, without the prior consent of the underwriters in the underwritten offering, from, directly or indirectly, selling, offering, contracting to sell, transferring the economic risk of ownership in, making any short sale, pledging or otherwise disposing of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 90 days from the effective date of the underwritten Registration Statement, subject to extension for up to an additional 18 calendar days, unless otherwise waived by Thomas Weisel Partners LLC.

FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this prospectus are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on the current expectations, forecasts, and assumptions of Occam and its management and are subject to various risks and uncertainties that could cause our actual results to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements are sometimes identified by language such as “believes,” “anticipates,” “estimates,” “expects,” “plans,” “intends,” “projects,” “future” and similar expressions and may also include references to plans, strategies, objectives, and anticipated future performance as well as other statements that are not strictly historical in nature. The risks, uncertainties, and other factors that could cause our actual results to differ materially from those expressed or implied in this prospectus include, but are not limited to, those noted under the caption “Risk Factors” beginning on page 4 of this prospectus. Readers should carefully review this information as well the risks and other uncertainties described in other filings we may make after the date of this prospectus with the Securities and Exchange Commission and that are incorporated by reference in this prospectus.

Readers are cautioned not to place undue reliance on forward-looking statements. They reflect opinions, assumptions, and estimates only as of the date they were made, and we undertake no obligation to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or circumstances, or otherwise.

RISK FACTORS

Before you invest in our securities, you should be aware that our business faces numerous financial and market risks, including those described below, as well as general economic and business risks. The following discussion provides information concerning the material risks and uncertainties that we have identified and believe may adversely affect our business, our financial condition and our results of operations. Before you decide whether to invest in our securities, you should carefully consider these risks and uncertainties, together with all of the other information included in this prospectus.

Risks Related to Our Business and Industry

Our focus on independent telephone operating companies limits our sales volume with individual customers and makes our future operating results difficult to predict.

We currently focus our sales efforts on the independent telephone operating companies, or IOCs, in North America. These customers generally operate relatively small networks with limited capital expenditure budgets. Accordingly, we believe the total potential sales volume for our products at any individual IOC is limited, and we must identify and sell products to new IOC customers each quarter to continue to increase our sales. In addition, the spending patterns of many IOCs are characterized by small and sporadic purchases. Moreover, because our sales to IOCs are predominantly based on purchase orders rather than long-term contracts, our customers may stop purchasing equipment from us with little advance notice. As a result, we have limited backlog, our future operating results are difficult to predict and we will likely continue to have limited visibility into future operating results.

Fluctuations in our quarterly and annual operating results may adversely affect our business and prospects.

A number of factors, many of which are outside our control, may cause or contribute to significant fluctuations in our quarterly and annual operating results. These fluctuations may make financial planning and forecasting more difficult. In addition, these fluctuations may result in unanticipated decreases in our available cash, which could limit our growth and delay implementation of our expansion plans. Factors that may cause or contribute to fluctuations in our operating results include:

•	fluctuations in demand for our products, including the timing of decisions by our target customers to upgrade their networks and deploy our products;

•	the size and timing of orders we receive and products we ship during a given period;

•	delays in recognizing sales, particularly from government funded contracts;

•	introductions or enhancements of products, services and technologies by us or our competitors, and market acceptance of these new or enhanced products, services and technologies; and

•	the amount and timing of our operating costs, including sales, engineering and manufacturing costs and capital expenditures.

One or more of the foregoing, or other factors, may cause our sales or operating expenses to fluctuate significantly in any particular quarterly or annual period. For these reasons, comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

We have a history of losses and negative cash flow, and we may not be able to generate positive operating income and cash flows in the future to support the expansion of our operations.

We have incurred significant losses since our inception, we have never been profitable in any annual period and as of March 26, 2006, we had an accumulated deficit of $108.7 million. For fiscal 2003 and 2004, our auditors included in their opinion regarding our financial statements a qualification regarding our ability to continue as a going concern.

While we achieved positive operating income during the quarters ended December 25, 2005 and March 26, 2006, we cannot assure you that we will not incur losses or negative cash flow in the future. Our inability to generate positive operating income and cash flow would materially and adversely affect our liquidity, results of operations and financial condition.

We have large fixed expenses and will continue to incur significant expenses for research and development, sales and marketing, customer support, and general and administrative functions. Given our rapid growth rate, limited operating history and intense competitive pressures we face, we may be unable to adequately control our operating costs. In order to sustain profitability, we must increase our sales while maintaining control over our expense levels.

Because our markets are highly competitive and dominated by large, well-financed participants, we may be unable to compete effectively.

Competition in our market is intense and we expect competition to increase. The market for broadband access equipment is dominated primarily by large suppliers such as ADTRAN, Inc., Alcatel, Lucent Technologies Inc. and Tellabs, Inc. While these suppliers focus primarily on large service providers, they have competed, and may increasingly compete, in the IOC market segment. In addition, a number of emerging companies, including Calix Networks, Inc., have developed, or are developing, products that compete with ours, including within our core IOC segment.

Our ability to compete successfully depends on a number of factors, including:

•	the performance of our products relative to our competitors’ products;

•	our ability to properly define and develop new products, differentiate those products from our competitors and deliver them at competitive prices;

•	our ability to market and sell our products through effective sales channels;

•	the protection of our intellectual property, including our processes, trade secrets and know-how; and

•	our ability to attract and retain qualified technical, executive and sales personnel.

Many of our existing and potential competitors are larger than we are, and have greater financial resources and better-established brands and customer relationships. Unlike many of our competitors, we do not provide financing to potential customers. In addition, many of our competitors have broader product lines than we do, so they can offer bundled products, which may appeal to certain customers.

As the market for our products is new and evolving, winning customers early in the growth of this market is critical to our ability to expand our business and increase sales. Because the products that we and our competitors sell require a substantial investment of time and funds to install, customers are typically reluctant to switch equipment suppliers once a particular supplier’s product has been installed. As a result, competition among equipment suppliers to secure contracts with key potential customers is particularly intense and will continue to place pressure on product pricing. If we are forced to reduce prices in order to secure customers, we may be unable to sustain gross margins at desired levels or maintain profitability.

We have relied, and expect to continue to rely, on our BLC 6000 product line for the substantial majority of our sales, and a decline in sales of our BLC 6000 line would cause our overall sales to decline proportionally.

We have derived a substantial majority of our sales in recent years from our BLC 6000 product line. We expect that sales of this product line will continue to account for a substantial majority of our sales for the foreseeable future. Any factors adversely affecting the pricing of, or demand for, our BLC 6000 line, including competition or technological change, could cause our sales to decline materially and our business to suffer.

If we fail to enhance our existing products and develop new products and features that meet changing customer requirements and support new technological advances, our sales would be materially and adversely affected.

Our market is characterized by rapid technological advances, frequent new product introductions, evolving industry standards and recurring changes in end-user requirements. Our future success will depend significantly on our ability to anticipate and adapt to such changes and to offer, on a timely and cost-effective basis, products and features that meet changing customer demands and industry standards. The timely development of new or enhanced products is a complex and uncertain process, and we may not be able to accurately anticipate market trends or have sufficient resources to successfully manage long development cycles. We may also experience design, manufacturing, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. The introduction of new or enhanced products also requires that we manage the transition from older products to these new or enhanced products in order to minimize disruption in customer ordering patterns and ensure that adequate supplies of new products are available for delivery to meet anticipated customer demand. If we are unable to develop new products or enhancements to our existing products on a timely and cost-effective basis, or if our new products or enhancements fail to achieve market acceptance, our business, financial condition and results of operations would be materially and adversely affected.

We recently enhanced our BLC 6000 platform to support active Gigabit Ethernet fiber-to-the-premises, or FTTP, services. Although we have invested significant time and resources to develop this enhancement, these FTTP-enabled products are relatively new, with limited sales to date, and market acceptance of these products may fall below our expectations. To the extent our new products and enhancements do not achieve broad market acceptance, we may not realize expected returns on our investments and we may lose current and potential customers.

Our efforts to increase our sales and marketing efforts to larger telecom operators, which may require us to broaden our reseller relationships, may be unsuccessful.

To date, our sales and marketing efforts have been focused on small and mid-sized IOCs. A key element of our long-term strategy is to increase sales to large IOCs, competitive local exchange carriers, regional Bell operating companies and international telecom service providers. We may be required to devote substantial technical, marketing and sales resources to the pursuit of these customers, who have lengthy equipment qualification and sales cycles. In particular, sales to these customers may require us to upgrade our products to meet more stringent performance criteria, develop new customer-specific features or adapt our product to meet international standards. We may incur substantial technical, sales and marketing expenses and expend significant management effort without any assurance of generating sales. Because we have limited resources and large telecom operators may be reluctant to purchase products from a relatively small supplier like us, we plan to target these customers in cooperation with strategic resellers. These reseller relationships may not be available to us, and if formed, may include terms, such as exclusivity and non-competition provisions, that restrict our activities or impose onerous requirements on us. Moreover, in connection with these relationships, we may forego direct sales opportunities in favor of forming relationships with strategic resellers. If we are unable to successfully increase our sales to larger telecom operators or expand our reseller relationships, we may be unable to implement our long-term growth strategy.

Our strategic relationship with Tellabs may not result in a material increase in our sales.

In March 2005, we announced a strategic relationship with Tellabs and certain of its subsidiaries in which we granted Tellabs exclusive rights to sell certain of our BLC products to identified categories of customers, including several of the regional Bell operating companies and other large incumbent local exchange carriers as well as a number of large IOCs. In April 2006, we amended this strategic relationship to, among other things, reduce the number of prospective customers with respect to whom Tellabs’ rights to sell our BLC products are exclusive. In particular, Tellabs’ exclusive right with respect to regional Bell operating companies and large incumbent local exchange carriers is now limited to one incumbent local exchange carrier. To date, sales from the Tellabs relationship have been negligible. Although we believe that the continued strategic relationship with Tellabs offers us important access to larger telecommunications customers, we cannot predict whether we will realize material sales from this relationship. In particular, Tellabs has no minimum purchase commitments under its agreement with us. Moreover, Tellabs is a competitor of ours in certain markets. Although Tellabs has agreed that it will not sell, or help a third party to sell, products that are similar to our BLC products to any of the identified customers where Tellabs has been granted exclusive sales rights, with the exception of these identified exclusive customers, Tellabs remains free to compete with us. Tellabs’ agreement not to sell similar products to the exclusive customers expires upon the expiration of Tellabs’

exclusivity under our agreement. Tellabs’ exclusivity will expire with respect to the remaining large incumbent local exchange carrier in March 2008 and with respect to the large IOCs in March 2007, unless Tellabs elects to extend the applicable exclusivity periods, which it may do at its sole discretion, subject to satisfaction of certain milestones or payment of extension fees that extend the relevant milestone deadlines. In the event that Tellabs’ performance under these agreements does not meet our expectations, our recourse against Tellabs and our ability to terminate the agreement early is very limited, which would likely result in a loss of our investment of time and expense in this relationship, foregone customer development opportunities and delays in development of larger customer accounts.

We may be unable to successfully expand our international operations. In addition, our international expansion plans, if implemented, will subject us to a variety of risks that may adversely affect our business.

We currently generate almost all of our sales from customers in North America, and have very limited experience marketing, selling and supporting our products and services outside North America or managing the administrative aspects of a worldwide operation. While we intend to expand our international operations, we may not be able to create or maintain international market demand for our products. In addition, regulations or standards adopted by other countries may require us to redesign our existing products or develop new products suitable for sale in those countries. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business, financial condition and results of operations will suffer.

In the course of expanding our international operations and operating overseas, we will be subject to a variety of risks, including:

•	differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, custom duties or other trade restrictions and changes thereto;

•	greater difficulty supporting and localizing our products;

•	different or unique competitive pressures as a result of, among other things, the presence of local equipment suppliers;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	limited or unfavorable intellectual property protection;

•	changes in a specific country’s or region’s political or economic conditions; and

•	restrictions on the repatriation of earnings.

If we lose any of our key personnel, or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.

Our success depends, in large part, on the continued contributions of our key management, engineering, sales and marketing personnel, many of whom are highly-skilled and would be difficult to replace. None of our senior management or key technical or sales personnel is bound by a written employment contract to remain with us for a specified period. In addition, we do not currently maintain key man life insurance covering our key personnel. If we lose the services of any key personnel, our business, financial condition and results of operations may suffer.

Competition for skilled personnel, particularly those specializing in engineering and sales is intense. We cannot be certain that we will be successful in attracting and retaining qualified personnel, or that newly-hired personnel will function effectively, both individually and as a group. In particular, we must continue to expand our direct salesforce, including hiring additional sales managers, to grow our customer base and increase sales. In addition, our industry is characterized by frequent claims relating to unfair hiring practices. We may become subject to such claims and may incur substantial costs in defending ourselves against these claims, regardless of their merits. If we are unable to effectively hire, integrate and utilize new personnel, the execution of our business strategy and our ability to react to changing market conditions may be impeded, and our business, financial condition and results of operations could suffer.

We may have difficulty managing our growth, which could limit our ability to increase sales and cash flow.

We have experienced significant growth in our operations in recent years. We expect to expand our research and development, sales, marketing and support activities, including our activities outside the U.S. Our historical growth has placed, and planned future growth is expected to continue to place, significant demands on our management, as well as our financial and operational resources, as required to:

•	manage a larger organization;

•	implement appropriate operational and financial systems;

•	maintain effective financial disclosure controls and procedures;

•	expand our manufacturing and distribution capacity;

•	increase our sales and marketing efforts; and

•	broaden our customer support capabilities.

In addition, we expect that we will need to expand our finance organization to maintain adequate financial controls. If we cannot grow and manage our business effectively, we may not be able to execute our business strategies and our business, financial condition and results of operations would suffer.

Because we depend upon a small number of outside contractors to manufacture our products, our operations could be disrupted if we encounter problems with any of these contractors.

We do not have internal manufacturing capabilities, and rely upon a small number of outside contractors to build our products. In particular, we rely on Flash Electronics, Inc. for the manufacture of our BLC 6000 blade products. Our reliance on a small number of outside contractors makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs. We do not have long-term supply contracts with our primary contract manufacturers. Consequently, these manufacturers are not obligated to supply products to us for any specific period, in any specific quantity or at any certain price, except as may be provided by a particular purchase order. If any of our manufacturers were unable or unwilling to continue manufacturing our products in required volumes and at high quality levels, we will have to identify, qualify and select acceptable alternative manufacturers. It is possible that an alternate source may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers, which in turn could have a material adverse effect on our customer relations, business, financial condition and results of operations.

While our products are currently manufactured in the U.S., we plan to move a portion of our manufacturing to the overseas facilities of our primary contract manufacturer. The transition to an overseas manufacturing facility presents a number of risks, including the potential for a supply interruption or a reduction in manufacturing quality or controls, any of which would negatively impact our business, customer relationships and results of operations.

We depend on sole source and limited source suppliers for key components and license technology from third parties. If we are unable to source these components and technologies on a timely basis, we will not be able to deliver our products to our customers.

We depend on sole source and limited source suppliers for key components of our products. Any of the sole source and limited source suppliers upon which we rely could stop producing our components, cease operations entirely, or be acquired by, or enter into exclusive arrangements with, our competitors. We do not have long-term supply agreements with our suppliers, and our purchase volumes are currently too low for us to be considered a priority customer by most of our suppliers. As a result, these suppliers could stop selling components to us at commercially reasonable prices, or at all. Any such interruption or delay may force us to seek similar components from alternate sources, if available at all. Switching suppliers may require that we redesign our products to accommodate the new component, and may potentially require us to re-qualify our products with our customers, which would be costly and time-consuming. Any interruption in the supply of sole source or limited source components would adversely affect our ability to meet scheduled product deliveries to our customers and would materially and adversely affect our business, financial condition and results of operations.

Periodically, we may be required to license technology from third parties to develop new products or product enhancements. These third-party licenses may be unavailable to us on commercially reasonable terms, if at all. Our inability to obtain necessary third-party licenses may force us to obtain substitute technology of lower quality or performance standards or at greater cost, any of which could seriously harm the competitiveness of our products and which would result in a material and adverse effect on our business, financial condition and results of operations.

If we fail to accurately predict our manufacturing requirements and manage our inventory, we could incur additional costs or experience manufacturing delays.

Lead times for the materials and components that we order through our contract manufacturers will vary significantly and depend on numerous factors, including the specific supplier, contract terms and demand for a component at a given time. If we overestimate our production requirements, our contract manufacturers may purchase excess components and build excess inventory. If our contract manufacturers purchase excess components that are unique to our products or build excess products, we could be required to pay for these excess parts or products and recognize related inventory write-down costs. If we underestimate our product requirements, our contract manufacturers may have an inadequate component inventory, which could interrupt manufacturing of our products and result in delays in sales. In prior periods we have experienced excess inventory write-downs and standard cost revaluations associated with excess or obsolete inventory and we may continue to do so in the future, which could have an adverse effect on our financial condition and results of operations.

If our products contain undetected defects, we could incur significant unexpected expenses and lost sales, or could be required to make unanticipated expenditures to remedy the defects, which could have a material adverse effect on our sales, results of operations or financial condition.

Although our products are tested prior to shipment, they may contain software or hardware defects that can only be detected when deployed in live networks that generate high amounts of communications traffic. We also continue to introduce new products that may have undetected software or hardware errors or interoperability issues. Our customers may discover defects in our products after broad deployment and as their networks are expanded and modified. Any defects or errors in our products discovered in the future, or failures of our customers’ networks, whether caused by our products or those of another vendor, could result in lost sales and market share and negative publicity regarding our products. For example, during fiscal 2004, we experienced unusually high repair costs related to the effect of lightning strikes on selected BLC 6000 installations. As a result, we experienced higher than anticipated costs of sales, which management believes were necessary to maintain customer satisfaction. Any similar occurrence in the future could have a material adverse effect on our business, financial condition and results of operations.

Our business is dependent on the capital spending patterns of telecom operators, and any decrease or delay in capital spending by our customers would adversely affect our operating results and financial condition.

Demand for our products depends on the magnitude and timing of capital spending by telecom service providers as they construct, expand and upgrade their networks. The capital spending patterns of telecom service providers are dependent on a variety of factors, including:

•	competitive pressures, including pricing pressures;

•	consumer demand for new services;

•	an emphasis on generating sales from services delivered over existing networks instead of new network construction or upgrades;

•	evolving industry standards and network architectures;

•	free cash flow and access to external sources of capital; and

•	completion of major network upgrades.

Beginning in late 2000 and continuing into 2004, the telecom industry experienced a severe downturn, and many telecom service providers filed for bankruptcy. Those companies that survived the downturn substantially curtailed their investments in new equipment. In addition, uncertain and volatile capital markets depressed the market values of telecom service providers and restricted their access to capital, resulting in delays or cancellations of certain projects. Because many of our customers are IOCs, their revenues are particularly dependent upon intercarrier payments (primarily interstate and intrastate access charges) and federal and state universal service subsidies. The FCC and some states are considering changes to both intercarrier payments and universal service subsidies, and such changes could reduce IOC revenues. Furthermore, many IOCs use government-supported loan programs or grants to finance capital spending. Changes to those programs, such as the United States Department of Agriculture’s Rural Utility Service, could reduce the ability of IOCs to access capital. Although the telecom industry has recently demonstrated signs of a recovery from the downturn, any decision by telecom service providers to curtail capital expenditures, whether caused by economic cycles, changes in government regulations and subsidies, or other reasons, would have a material adverse effect on our business, financial condition and results of operations.

Demand for our products is dependent on the willingness of our customers to deploy new services, the success of our customers in selling new services to their subscribers, and the willingness of our customers to utilize IP and Ethernet technologies in local access networks.

Demand for our products is dependent on the success of our customers in deploying and selling services to their subscribers. Our BLC 6000 platform simultaneously supports IP-based services, such as broadband Internet, VoIP, IPTV and FTTP, and traditional voice services. If end-user demand for IP-based services does not grow as expected and our customers are unable or unwilling to deploy and market these newer services, demand for our products may not grow at rates we anticipate.

Our strategy includes developing products for the local access network that incorporate IP and Ethernet technologies. If these technologies are not widely adopted by telecom service providers for use in local access networks, demand for our products may not grow. As a result, we may be unable to recoup our expenses related to the development of these products and our results of operations would be harmed.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our operating results, our ability to operate our business and our stock price.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement.

In connection with the preparation of our consolidated financial statements for the year ended December 26, 2004, the quarter ended March 27, 2005 and the year ended December 25, 2005, our management and independent auditors observed control deficiencies relating to: (i) documentation, assessment and testing of key controls over financial processes, including sales recognition; (ii) limitations in financial staffing, with related inadequacies in segregation of duties; (iii) processes for the preparation and review of SEC filings, press releases and review of financial schedules; and

(iv) documentation and review of the basis of, support for, and considerations surrounding significant accounting estimates. Because we are not currently required to comply with Section 404 of the Sarbanes-Oxley Act, we have not determined whether any of the control deficiencies identified above constitute a “material weakness” or “significant deficiency” (as defined by the relevant accounting standards), although it is likely that one or more would. To address these control deficiencies, we have implemented certain remedial actions, including engaging an outside consultant to make recommendations and assist in the remedial process and increasing the staffing of our finance department. We continue to evaluate the status of our internal controls and to take additional actions that are necessary to resolve the control deficiencies identified.

We may be required to comply with Section 404 in connection with our annual report on Form 10-K for our fiscal year ending December 31, 2006, depending on the trading price of our stock and the amount of our shares held by non-affiliates as of the last trading day of our second fiscal quarter of 2006. We are expending significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act. We cannot be certain that the actions we are taking to improve our internal controls over financial reporting will be sufficient, or that we will be able to implement our planned processes and procedures in a timely manner. If we are required to meet Section 404 requirements by the end of fiscal 2006, and the processes and procedures that we implement for our internal controls over financial reporting are inadequate, our independent auditor may either issue a qualified opinion on the effectiveness of our internal controls or disclaim an opinion altogether as it relates to our internal controls. In addition, we may be unable to produce accurate financial statements on a timely basis. Any of the foregoing could cause investors to lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

Changes in existing accounting or taxation rules or practices may adversely affect our results of operations.

Changes in existing accounting or taxation rules or practices, or varying interpretations of current rules or practices, could have a significant adverse effect on our financial results or the manner in which we conduct our business. For example, prior to fiscal 2006, we accounted for options granted to employees using the intrinsic value method, which, given that we generally granted employee options with exercise prices equal to the fair market value of the underlying stock at the time of grant, resulted in no compensation expense. Beginning in fiscal 2006, we began recording expenses for our stock-based compensation plans, including option grants to employees, using the fair value method, under which we expect our ongoing accounting charges related to equity awards to employees to be significantly greater than those we would have recorded under the intrinsic value method. We expect to continue to use stock-based compensation as a significant component of our compensation package for existing and future employees. Accordingly, changes in accounting for stock-based compensation expense under the newer accounting method are expected to have a material adverse affect on our reported results. Any similar changes in accounting or taxation rules or practices could have a material impact on our consolidated financial results.

The amount of our net operating loss carry-forwards, or NOLs, is uncertain and the underwritten offering may jeopardize our ability to use some or all of our NOLs.

As of March 26, 2006, we had incurred significant losses in the U.S. and we believe we have certain net operating loss, or NOL, carry-forwards for federal tax purposes and state tax purposes to offset future federal and state taxable income, if any. Our ability to utilize these NOL carry-forwards may be subject to significant limitations under Section 382 of the Internal Revenue Code if we undergo an ownership change. We may undergo an ownership change if, among other things, stockholders who own or have owned, directly or indirectly, 5% or more of our common stock (with certain groups of less-than-5% stockholders treated as a single stockholder for this purpose) increase their aggregate percentage ownership of our common stock by more than 50 percentage points above the lowest percentage of the stock owned by these stockholders at any time during the relevant three-year testing period. In the event of an ownership change, Section 382 imposes an annual limitation on the amount of taxable income a corporation may offset with NOL carry-forwards. Any unused annual limitation may be carried over to later years until the applicable expiration date for the respective NOL carry-forwards.

It is possible that past events, such as the merger of Occam CA with Accelerated Networks, our private placements of preferred stock or other equity transactions triggered an ownership change for purposes of Section 382 of the Internal Revenue Code or that the underwritten offering, when taken together with our past equity transactions, could trigger an ownership change for purposes of Section 382 of the Internal Revenue Code. Any such ownership change would limit our ability to use any U.S. federal and state NOL carry-forwards as described above and could result in a write-down of those assets on our consolidated balance sheet and a charge against earnings. Even if the underwritten offering does not trigger an ownership change, it will increase the likelihood that we may undergo an ownership change for purposes of Section 382 in the future.

We may pursue acquisitions, which could result in operating difficulties, dilution and other harmful consequences.

We may make acquisitions of businesses, products or technologies to expand our product offerings and capabilities, customer base and business. We have evaluated, and expect to continue to evaluate, a wide array of potential strategic transactions. We have limited experience making such acquisitions. Any of these transactions could be material to our consolidated financial condition and results of operations. The anticipated benefit of acquisitions may never materialize. In addition, the process of integrating an acquired business, products or technologies may create unforeseen operating difficulties and expenditures. Some of the areas where we may face acquisition-related risks include:

•	diversion of management time and potential business disruptions;

•	expenses, distractions and potential claims resulting from acquisitions, whether or not they are completed;

•	retaining and integrating employees from any businesses we may acquire;

•	issuance of dilutive equity securities or incurrence of debt;

•	integrating various accounting, management, information, human resource and other systems to permit effective management; and

•	incurring possible write-offs, impairment charges, contingent liabilities, amortization expense or write-offs of goodwill.

Foreign acquisitions involve unique risks in addition to those mentioned above, including those related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries.

Business combinations and other financial restructurings by telecom service providers or our competitors could adversely affect our business.

In recent years, the telecom service provider market has undergone substantial consolidation, illustrated by the merger of SBC Communications Inc. with AT&T Inc., the pending merger of SBC Communications (now renamed AT&T) with BellSouth Corporation, and the completed merger of Verizon Communications Inc. with MCI, Inc. Transactions such as these generally have negative implications for equipment suppliers like us, including a reduction in the number of potential customers for telecom equipment products, a decrease in aggregate capital spending and greater pricing power by service providers over equipment suppliers. Continued consolidation of the telecom service provider industry, including among IOC customers which we focus on, could make it more difficult for us to grow our customer base, increase sales of our products and maintain adequate gross margins.

The telecommunications equipment industry is also characterized by frequent mergers and acquisitions, as illustrated by the pending merger of Alcatel with Lucent Technologies and the acquisition of Advanced Fibre Communications, Inc. by Tellabs. An acquisition of one of our competitors, or merger between our competitors, could harm our competitive position or cause our target customers to delay purchases of our products while they assess the impact of the combination. If a larger company with more resources were to acquire a competitor of ours, they may invest additional resources in developing, marketing and supporting competitive products, which would negatively impact our business, financial condition and results of operations.

Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

The jurisdiction of the Federal Communications Commission, or FCC, extends to the entire telecommunications industry, including our customers. Future FCC regulations affecting the broadband access industry, our customers, or the service offerings of our customers, may harm our business. For example, FCC regulatory policies affecting the availability of data and Internet services may impede the penetration of our customers into certain markets or affect the prices they may charge in such markets. Furthermore, many of our customers are subject to FCC rate regulation of interstate telecommunications services, and are recipients of federal universal service subsidies implemented and administered by the FCC. In addition, many of our customers are subject to state regulation of intrastate telecommunications services, including rates for such services, and may also receive state universal service subsidies. Changes in FCC or state rate regulations or federal or state universal service subsidies could adversely affect our customers’ revenues and capital spending plans. In addition, international regulatory bodies are beginning to adopt standards and regulations for the telecom industry. These domestic and foreign standards, laws and regulations address various aspects of VoIP and broadband use, including issues relating to liability for information retrieved from, or transmitted over, the Internet. Changes in standards, laws and regulations, or judgments in favor of plaintiffs in lawsuits against service providers could adversely affect the development of Internet and other IP-based services. This, in turn, could directly or indirectly materially adversely impact the telecom industry in which our customers operate. To the extent our customers are adversely affected by laws or regulations regarding their business, products or service offerings, our business, financial condition and results of operations would suffer.

If we fail to comply with regulations and evolving industry standards, sales of our existing and future products could be adversely affected.

The markets for our products are characterized by a significant number of laws, regulations and standards, both domestic and international, some of which are evolving as new technologies are deployed. Our products are required to comply with these laws, regulations and standards, including those promulgated by the FCC. For example, the FCC recently required that all facilities-based providers of broadband Internet access and interconnect VoIP services must meet the capability requirements of the Communications Assistance for Law Enforcement Act by May 14, 2007. Subject to certain statutory parameters, we are required to make available to our customers, on a reasonably timely basis and at a reasonable charge, such features or modifications as are necessary to permit our customers to meet those capability requirements. In some cases, we are required to obtain certifications or authorizations before our products can be introduced, marketed or sold. There can be no assurance that we will be able to continue to design our products to comply with all necessary requirements in the future. Accordingly, any of these laws, regulations and standards may directly affect our ability to market or sell our products.

Some of our operations are regulated under various federal, state and local environmental laws. Our planned international expansion will likely subject us to additional environmental and other laws. For example, the European Union Directive 2002/96/EC on waste electrical and electronic equipment, known as the WEEE Directive, requires producers of certain electrical and electronic equipment, including telecom equipment, to be financially responsible for the specified collection, recycling, treatment and disposal of past and present covered products placed on the market in the European Union. The European Union Directive 2002/95/EC on the restriction of the use of hazardous substances in electrical and electronic equipment, known as the RoHS Directive, restricts the use of certain hazardous substances, including lead, in covered products that are put on the market by July 1, 2006. Failure to comply with these and other environmental laws could result in fines and penalties and decreased sales, which could adversely affect our planned international expansion and our operating results.

We may not be able to protect our intellectual property, which could adversely affect our ability to compete effectively.

We depend on our proprietary technology for our success and ability to compete. We currently hold 16 issued patents and have several patent applications pending. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Existing patent, copyright, trademark and trade secret laws will afford us only limited protection. In addition, the laws of some foreign countries do not protect proprietary rights to the same extent, as do the laws of the U.S. We cannot assure you that any pending patent applications will result in issued patents, and issued patents could prove unenforceable. Any infringement of our proprietary rights could result in significant litigation costs. Further, any failure by us to adequately protect our proprietary rights could result in our competitors offering similar products, resulting in the loss of our competitive advantage and decreased sales.

Despite our efforts to protect our proprietary rights, attempts may be made to copy or reverse engineer aspects of our products, or to obtain and use information that we regard as proprietary. Accordingly, we may be unable to protect our proprietary rights against unauthorized third-party copying or use. Furthermore, policing the unauthorized use of our intellectual property would be difficult for us. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations.

We could become subject to litigation regarding intellectual property rights that could materially harm our business.

We may be subject to intellectual property infringement claims that are costly to defend and could limit our ability to use some technologies in the future. Our industry is characterized by frequent intellectual property litigation based on allegations of infringement of intellectual property rights. From time to time, third parties may assert patent, copyright, trademark or other intellectual property rights to technologies or rights that are important to our business. In addition, we have agreed, and may in the future agree, to indemnify our customers for any expenses or liabilities resulting from claimed infringements of patents, trademarks or copyrights of third parties. Any claims asserting that our products infringe, or may infringe on, the proprietary rights of third parties, with or without merit, could be time-consuming, resulting in costly litigation and diverting the efforts of our management. These claims could also result in product shipment delays or require us to modify our products or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all.

Our business could be shut down or severely impacted if a natural disaster or other unforeseen catastrophe occurs, particularly in California.

Our business and operations depend on the extent to which our facilities and products are protected against damage from fire, earthquakes, power loss and similar events. Some of our key business activities currently take place in regions considered at high risk for certain types of natural disasters. Despite precautions we have taken, a natural disaster or other unanticipated problem could, among other things, hinder our research and development efforts, delay the shipment of our products and affect our ability to receive and fulfill orders. For example, because the final assembly and testing of our product line is currently performed in one location in California, any earthquake, fire, other disaster or power outage at this location would have a material adverse effect on our business, financial condition and results of operations. While we believe that our insurance coverage is comparable to those of similar companies in our industry, it does not cover all natural disasters, in particular, earthquakes and floods.

Risks Related to Our Common Stock

Our executive officers, directors and their affiliates hold a large percentage of our stock and their interests may differ from other stockholders.

As of May 1, 2006, our executive officers, directors and their affiliates beneficially owned, in the aggregate, approximately 52% of our outstanding common stock assuming conversion of all outstanding preferred stock. Investment funds affiliated with U.S. Venture Partners, Norwest Venture Partners, New Enterprise Associates and Alta Partners, collectively control approximately 73% of our outstanding voting stock on an as converted basis. Representatives of U.S. Venture Partners and Norwest Venture Partners are directors of Occam, and Alta Partners has the right to designate a director, although that right has not yet been exercised. These stockholders have significant influence over most matters requiring approval by stockholders, including the election of directors, any amendments to our certificate of incorporation and significant corporate transactions.

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid.

Our shares of common stock are currently traded on the NASD’s OTC Bulletin Board. An active public market for our shares may not develop or be sustained after this offering. In particular, limited trading volumes and liquidity may limit the ability of stockholders to purchase or sell our common stock in the amounts and at the times they wish. Trading volume in our common stock tends to be modest relative to our total outstanding shares, and the price of our common stock may fluctuate substantially (particularly in percentage terms) without regard to news about us or general trends in the stock market.

The trading price of our common stock could be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include those discussed in this “Risk Factors” section of the prospectus and others such as:

•	quarterly variations in our results of operations or those of our competitors;

•	changes in earnings estimates or recommendations by securities analysts;

•	announcements by us or our competitors of new products, significant contracts, commercial relationships, acquisitions or capital commitments;

•	developments with respect to intellectual property rights;

•	our ability to develop and market new and enhanced products on a timely basis;

•	the expected conversion of our Series A-2 preferred stock and the issuance of shares in this offering and the underwritten offering;

•	commencement of, or involvement in, litigation;

•	changes in governmental regulations or in the status of our regulatory approvals; and

•	a slowdown in the telecom industry or general economy.

In recent years, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market the trading price of our common stock could decline. Based on shares outstanding as of May 15, 2006 assuming conversion of all outstanding preferred stock, we will have a total of 18,581,218 shares of common stock outstanding as-converted upon completion of the underwritten offering, an increase of 17.4% from the number of common shares outstanding prior to the underwritten offering. Of these shares, 4,250,000 shares of common stock sold in the underwritten offering and a substantial number of shares held by our existing stockholders will be freely tradable, without restriction, in the public market. In addition, holders of approximately 10.5 million shares of our common stock (including as converted Series A-2 preferred stock) have been granted registration rights which we expect to be voluntarily suspended by such holders in connection with the underwritten offering, but may be exercised anytime after the date that is 120 days after the date of the prospectus relating to the underwritten offering.

In addition, 2,227,223 shares of common stock that are either subject to outstanding options, outstanding warrants or reserved for future issuance under our employee benefit plans as of May 17, 2006 will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws, as amended, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	our board of directors has the right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	our stockholders may not act by written consent or call special stockholders’ meetings; as a result, a holder, or holders, controlling a majority of our capital stock would not be able to take certain actions other than at annual stockholders’ meetings or special stockholders’ meetings called by the board of directors, the chairman of the board, the chief executive officer or the president;

•	our certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•	our board of directors may issue, without stockholder approval, shares of undesignated preferred stock; the ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

As a Delaware corporation, we are also subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction. Our board of directors could rely on Delaware law to prevent or delay an acquisition of us. For a description of our capital stock, see “Description of Capital Stock.”

We may be unable to raise additional capital to fund our future operations, and any future financings or acquisitions could result in substantial dilution to existing stockholders.

We may need to raise additional capital to fund operations in the future. There is no guarantee that we will be able to raise additional equity or debt funding when or if it is required. The terms of any financing, if available, could be unfavorable to us and our stockholders and could result in substantial dilution to the equity and voting interests of our stockholders. Any failure to obtain financing when and as required would have an adverse and material effect on our business, financial condition and results of operations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the Shares. All proceeds from the sale of the Shares will be for the account of the Selling Stockholder, as described below. See “Selling Stockholder” and “Plan of Distribution” described below.

SELLING STOCKHOLDER

The Shares to be offered and sold pursuant to this Prospectus were issued to the Selling Stockholder in connection with his employment as our Chief Executive Officer. The Selling Stockholder is also one of our directors. The following table sets forth information with respect to the ownership of our common stock as of May 22, 2006 by the Selling Stockholder.

Name	No. of Shares Owned Prior to the Offering		No. of Shares Registered for Sale Hereby	No. of Shares to be Owned After the Offering
Robert Howard-Anderson	158,868	(1)	10,967	147,901	(2)

(1)	Includes options to purchase 143,356 shares within 60 days of May 22, 2006. Also includes 4,545 shares issuable upon conversion of 2,000 shares of Series A-2 preferred stock.
(2)	Assumes the sale of all of the Shares offered; however, the Selling Stockholder may or may not sell any of the offered Shares.

PLAN OF DISTRIBUTION

We have been advised by the Selling Stockholder that he intends to sell all or a portion of the Shares from time to time in the over-the-counter market and that sales will be made at prices prevailing in the public market at the times of such sales. The Selling Stockholder may also make private sales directly or through a broker or brokers, who may act as agent or as principal. Further, the Selling Stockholder may choose to dispose of the Shares by gift to a third party or as a donation to a charitable or other non-profit entity. In connection with any sales, the Selling Stockholder and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act.

Any broker dealer participating in such transactions as agent may receive commissions from the Selling Stockholder (and, if such broker acts as agent for the purchaser of such Shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholder. Broker dealers may agree with the Selling Stockholder to sell a specified number of Shares at a stipulated price per share, and, to the extent such a broker dealer is unable to do so acting as agent for the Selling Stockholder, to purchase as principal any unsold Shares at the price required to fulfill the broker dealer commitment to the Selling Stockholder. Broker-dealers who acquire Shares as principal may thereafter resell such Shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker dealers, including transactions of the nature described above) in the over the counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such Shares commissions computed as described above.

We have advised the Selling Stockholder that the anti-manipulative rules of Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) may apply to sales in the market and have informed him of the possible need for delivery of copies of this Prospectus. The Selling Stockholder may indemnify any broker dealer that participates in transactions involving the sale of the Shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker dealers, and, if any such broker dealers purchase Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting discounts and commissions under the Securities Act.

If applicable, upon our being notified by the Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Shares through a cross or block trade, a supplemental prospectus will be filed under Rule 424(c) under the Securities Act, setting forth the name of the participating broker-dealer(s), the number of Shares involved, the price at which such Shares were sold by the Selling Stockholder, the commissions paid or discounts or concessions allowed by the Selling Stockholder to such broker dealer(s), and, where applicable, that such broker-dealer(s) did not conduct any investigation to verify the information set out in this Prospectus. Any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus. There can be no assurance that the Selling Stockholder will sell any or all of the Shares offered hereunder.

On May 19, 2006, we filed a Registration Statement on Form S-1 with the U.S. Securities & Exchange Commission relating to a proposed underwritten offering of 2,750,000 shares of our common stock by us, 1,500,000 shares of common stock by certain selling stockholders and up to an additional 637,500 shares of common stock subject to an over-allotment option granted by the selling stockholders. The Registration Statement relating to the underwritten offering has not yet become effective. The securities to be offered thereby may not be sold nor may offers to buy be accepted prior to the time such Registration Statement becomes effective. The 10,967 shares of common stock offered by this Prospectus are independent and unrelated to the underwritten offering. The Selling Stockholder under this Prospectus is expected to enter into a Lock-Up Agreement that, subject to specified exceptions, will prevent such stockholder, without the prior consent of the underwriters in the underwritten offering, from, directly or indirectly, selling, offering, contracting to sell, transferring the economic risk of ownership in, making any short sale, pledging or otherwise disposing of any shares of our capital stock or any securities convertible into or exchangeable or exercisable for or any other rights to purchase or acquire our capital stock for a period of 90 days from the effective date of the underwritten Registration Statement, subject to extension for up to an additional 18 calendar days, unless otherwise waived by Thomas Weisel Partners LLC.

DESCRIPTION OF CAPITAL STOCK

This section summarizes our authorized and outstanding securities and certain of the provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. This description of our capital stock gives effect to the planned amendment of our certificate of incorporation, the conversion of our outstanding Series A-2 preferred stock to common stock and the termination of certain rights previously granted to certain holders of our Series A-2 preferred stock, all of which are expected to occur prior to the closing of the underwritten offering described in the Registration Statement on Form S-1 filed by us with the SEC on May 19, 2006.

Description of Capital Stock

Prior to the closing of the underwritten offering, our Certificate of Incorporation will be amended to revise our authorized capital stock to consist of 260 million shares, each with a par value of $0.001 per share, of which 250 million shares will be designated as common stock, and 10 million shares will be designated as preferred stock.

As of May 15, 2006, we had issued and outstanding approximately 7.2 million shares of common stock, held by approximately 293 stockholders of record, and approximately 3.8 million shares of Series A-2 preferred stock, held by approximately 66 stockholders of record. Our outstanding shares of Series A-2 preferred stock are presently convertible into approximately 8.7 million shares of common stock and are expected to so convert prior to the closing of this offering. In addition, as of May 15, 2006, we had outstanding options to acquire approximately 2.0 million shares of common stock and an outstanding warrant to acquire 12,500 shares of common stock.

Reverse Stock Split

On March 10, 2006, we effected a 1-for-40 reverse stock split of our outstanding common stock and began trading on the NASD OTC Bulletin Board on a split-adjusted basis on Monday, March 13, 2006, under the new symbol OCNW.OB. Proportional adjustments were made to the maximum number of shares issuable under, and other terms of, our stock plans, as well as to the number of shares issuable under, and the exercise price of, our outstanding options and warrants. In addition, a proportional adjustment was made to the applicable conversion price of our outstanding Series A-2 preferred stock.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders. Holders of our common stock are entitled to receive ratably any dividends that may be declared by the board of directors out of legally available funds, subject to any preferential dividend rights of any outstanding preferred stock. Upon any liquidation, dissolution, or winding up of Occam, holders of our common stock are entitled to share ratably in all assets remaining available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, if any.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock which we may designate and issue in the future without further stockholder approval.

Preferred Stock

Our board of directors is authorized without further stockholder approval to issue from time to time up to an aggregate of 10 million shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights, qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, term of redemption including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Occam without further action by the stockholders and may adversely affect the market price of and voting, economic and other rights of, holders of our common stock.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s certificate or bylaws, unless a corporation’s certificate or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes a supermajority vote requirement of 66 2/3% in connection with the amendment of certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, including those provisions relating to the stockholders’ ability to effect action by written consent, the ability of stockholders to call special meetings, and the ability of stockholders to bring business before an annual meeting or to nominate directors.

Registration Rights

We are parties to the Fourth Amended and Restated Investors’ Rights Agreement with each of the purchasers of Series A-2 preferred stock in the private placement transactions and Hercules Technology Growth Capital.

Resale registration statement obligation

As required by the investors’ rights agreement, as amended, we filed a registration statement with the Securities and Exchange Commission (SEC) covering the resale of shares of common stock issuable upon conversion of Series A-2 preferred stock, and certain outstanding warrants held by certain of the purchasers, and common stock issued to the purchasers in prior private placement transactions. This registration statement was declared effective by the SEC on February 1, 2006. We are required to use our commercially reasonable efforts to maintain the effectiveness of the registration statement for two years or until such time as all shares registered under the registration statement have been sold. If at the two year expiration date, any holder of registration rights is not able to sell all of its shares of Occam common stock within a 90 day period under Rule 144 promulgated by the SEC under the Securities Act of 1933, we will be required to take such actions as may be necessary, including filing a new registration statement, to extend the effectiveness of the resale registration statement and keep it effective until each holder of registration rights can sell all registered shares within a single 90-day period under Rule 144.

Before any stockholder may sell shares under the registration statement described above, it must provide our designated compliance officer with at least two business days prior written notice of any proposed sale, transfer, or other disposition of shares covered by the registration statement. We may then, by written notice delivered within two business days of our receipt of the selling stockholder’s notice, restrict any sale if we have reasonably determined that we would be required to disclose material non-public information that is not included in the registration statement. We may not restrict sales, transfers, or other dispositions of shares by selling stockholders under the registration statement for more than 20 consecutive trading days or 90 trading days in the aggregate during any 365-day period. In connection with the underwritten offering, we expect to obtain the consent of the investors to suspend the registration statement pending the closing of the underwritten offering and for an additional 120 days following the closing of such offering.

Piggyback registration rights

We have also granted the private placement investors “piggy-back” registration rights that will permit them to participate in underwritten public offerings that we may undertake. If we file a registration statement to sell shares of our common stock for our own account, other than in connection with employee benefit and certain acquisition-related transactions, we must give each holder of registration rights notice at least 20 days but no more than 60 days prior to the filing of the registration statement. We must then include in the registration any shares of common stock of holders of registration rights who elect to participate. If the managing underwriter of an offering for us determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may limit the number of shares to be offered by selling stockholders exercising registration rights to an amount not less than thirty percent (30%) of the total number of shares to be registered in the offering. The holders of registration rights will no longer be entitled to exercise these piggyback registration rights after we have effected two (2) registrations subject to a piggyback right.

Indemnification

Subject to certain conditions, we have agreed to indemnify holders of common stock entitled to these registration rights, and their affiliates, for liabilities resulting from misrepresentations, omissions, or misstatements made by us in any registration statement and for violations by us of the Securities Act of 1933 and the Securities Exchange Act of 1934. Each holder of registration rights under the investors’ rights agreement has also agreed to indemnify us for liabilities resulting from misrepresentations, omissions, or misstatements made in any registration statement based on our reliance on written information provided by such holder. Insofar as indemnification for liabilities arising under federal securities laws may be permitted to officers, directors, or persons controlling Occam, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.

Expenses

We are required to bear all expenses of registration associated with registration statements subject to the investors’ rights agreement. Selling stockholders under the registration rights agreement are required to bear all expenses of sale.

Anti-Takeover Effects of Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may make it more difficult to acquire control of Occam by various means. These provisions could deprive our stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of our stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board;

•	discourage certain types of transactions which may involve an actual or threatened change in control of Occam;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of us to consult first with the board of directors to negotiate the terms of any proposed business combination or offer; and

•	reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or that is otherwise unfair to our stockholders.

Our amended and restated certificate of incorporation provides that stockholders may not take action by written consent but may only take action at duly called annual or special meetings of stockholders. The amended and restated certificate of incorporation further provides that special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the board of directors. This limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate actions that are opposed by the board of directors. These actions could include the removal of an incumbent director or the election of a stockholder nominee as a director. They could also include the implementation of a rule requiring stockholder ratification of specific defensive strategies that have been adopted by the board of directors with respect to unsolicited takeover bids. In addition, the limited ability of the stockholders to call a special meeting of stockholders may make it more difficult to change the existing board and management.

Our amended and restated bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at a meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 120 days prior to the date of the annual meeting. The amended and restated bylaws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders.

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of Occam by means of a proxy contest, tender offer, merger or otherwise.

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote is required to amend a corporation’s certificate or bylaws, unless a corporation’s certificate or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation imposes supermajority vote requirements in connection with the amendment of certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, including those provisions relating to the stockholders’ ability to effect action by written consent, the ability of stockholders to call special meetings, and the ability of stockholders to bring business before an annual meeting or to nominate directors.

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, as amended from time to time. Section 203 generally prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with his or its affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

LEGAL MATTERS

Selected legal matters with respect to the validity of the securities offered by this Prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

EXPERTS

The consolidated financial statements of Occam Networks, Inc. and its subsidiary at December 25, 2005 and for the year then ended, incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 25, 2005, have been so incorporated in reliance on the report of Singer Lewak Greenbaum & Goldstein LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Occam Networks, Inc. and its subsidiaries at December 26, 2004 and for each of the two years in the period ended December 26, 2004, incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 25, 2005 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to financial statements included in the Annual Report on Form 10-K for the year ended December 26, 2004) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INFORMATION INCORPORATED BY REFERENCE

The following documents filed with the Commission are hereby incorporated by reference in this Prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 25, 2005, filed with the Commission on March 30, 2006, as amended on May 19, 2006.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed with the Commission on May 10, 2006.

•	Our Current Reports on Form 8-K filed with the Commission on May 22, 2006 and May 23, 2006.

•	Our Proxy Statement on Schedule 14A for our 2005 annual meeting of stockholders filed with the Commission on May 24, 2005.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such reports and other documents.

Occam hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Requests for such copies should be directed to Christopher B. Farrell, Chief Financial Officer, Occam Networks, Inc., 77 Robin Hill Road, Santa Barbara, California 93117. Our telephone number at that location is (805) 692-2900.

We file annual, quarterly and special reports and other information with the Commission. You may read and copy and documents we file at the Commission’s Public Reference Room at 100 F Street, NE, Washington, D.C., 20549. For further information, please call the Commission at 1-800-SEC-0330 or visit the Commission’s website at http://www.sec.gov.

Our Internet address is www.occamnetworks.com and the investor relations section of our website is located at http://www.occamnetworks.com/company/investor_info. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Commission.

You should rely only on the information contained or incorporated by reference in this Prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in this Prospectus. The shares of common stock offered under this Prospectus are offered only in jurisdictions where offers and sales are permitted. The information contained in this Prospectus is accurate only as of the date of this Prospectus, regardless of the time of delivery of this Prospectus or any sale of the common stock.

This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares, reference is hereby made to the Registration Statement. The Registration Statement may be inspected at the public reference facilities maintained by the Commission at the addresses set forth in the preceding paragraph. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

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PART II

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Commission are hereby incorporated by reference in this Prospectus:

•	Our Annual Report on Form 10-K for the fiscal year ended December 25, 2005, filed with the Commission on March 30, 2006, as amended on May 19, 2006.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 26, 2006, filed with the Commission on May 10, 2006.

•	Our Current Reports on Form 8-K filed with the Commission on May 22, 2006 and May 23, 2006.

•	Our Proxy Statement on Schedule 14A for our 2005 annual meeting of stockholders filed with the Commission on May 24, 2005.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such reports and other documents.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Selected legal matters with respect to the validity of the securities offered by this Prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California.

Item 6. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, except that no indemnification will be provided to a director, officer, employee or agent if the indemnification sought is in connection with a proceeding initiated by such person without the authorization of the board of directors. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Certificate of Incorporation, bylaws, agreements, vote of stockholders or disinterested directors or otherwise. The bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity.

In accordance with Section 102(b)(7) of the DGCL, our amended Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) certain transactions under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) transactions from which a director derives an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any actions involving gross negligence.

We have directors’ and officers’ liability insurance which provides, subject to certain policy limits, deductible amounts and exclusions, coverage for all persons who have been, are or may in the future be, directors or officers of the company, against amounts which such persons may pay resulting from claims against them by reason of their being such directors or officers during the policy period for certain breaches of duty, omissions or other acts done or wrongfully attempted or alleged. Such policies provide coverage to certain situations where we cannot directly provide indemnification under the DGCL.

In addition, we have entered into indemnification agreements with certain of our directors and officers. The agreements provide them with, among other things, specific contractual rights to the maximum indemnification permitted by the DGCL.

Item 7. Exemption from Registration Claimed.

The issuance of the shares being offered by this Form S-8/S-3 resale prospectus were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder, based on the limited nature of the issuance, the fact that the Selling Stockholder is an “accredited investor” as defined in Regulation D, and the fact that no form of general solicitation or general advertising was used in connection with the issuance.

Item 8. Exhibits.

Exhibit No.	Exhibit Title
4.2	Specimen common stock certificate of Registrant (incorporated by reference to the exhibit with the same number filed with the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-31732)).

10.76	Executive Officer Stock Grant Program – Restricted Stock Grant Agreement dated September 12, 2005 (incorporated by reference to Exhibit 10.75 of the Registrant’s Current Report on Form 8-K filed on September 14, 2005).

10.77	Amended and Restated 2000 Stock Incentive Plan, as amended (incorporated by reference to the exhibit with the same number filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 25, 2005).

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP, Independent Registered Public Accounting Firm.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1 to this Registration Statement)

24.1	Power of Attorney (See page II-5)

Item 9. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8/S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on this 26th day of May 2006.

OCCAM NETWORKS, INC.

By:	/s/ Christopher B. Farrell
Christopher B. Farrell
Chief Financial Officer and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Robert L. Howard-Anderson and Christopher B. Farrell, and each of them, as his attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments), and any and all registration statements filed pursuant to Rule 462 under the Securities Act of 1933, as amended, in connection with or related to the offering contemplated by this registration statement and its amendments, if any, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said registration statement.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert Howard-Anderson Robert Howard-Anderson	Chief Executive Officer and Director (Principal Executive Officer)	May 26, 2006

/s/ Christopher B. Farrell Christopher B. Farrell	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	May 26, 2006

/s/ Robert B. Abbott Robert B. Abbott	Director	May 26, 2006

/s/ Steven M. Krausz Steven M. Krausz	Director	May 26, 2006

/s/ Kenneth Cole Kenneth Cole	Director	May 26, 2006

/s/ Robert E. Bylin Robert E. Bylin	Director	May 26, 2006

/s/ Thomas E. Pardun Thomas E. Pardun	Director	May 26, 2006

/s/ Brian H. Strom Brian H. Strom	Director	May 26, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Title
4.2	Specimen common stock certificate of Registrant (incorporated by reference to the exhibit with the same number filed with the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-31732)).

10.76	Executive Officer Stock Grant Program – Restricted Stock Grant Agreement dated September 12, 2005 (incorporated by reference to Exhibit 10.75 of the Registrant’s Current Report on Form 8-K filed on September 14, 2005).

10.77	Amended and Restated 2000 Stock Incentive Plan, as amended (incorporated by reference to the exhibit with the same number filed with the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 25, 2005).

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, P.C.

23.1	Consent of Singer Lewak Greenbaum & Goldstein LLP, Independent Registered Public Accounting Firm.

23.2	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1 to this Registration Statement)

24.1	Power of Attorney (See page II-5)